Exhibit 21.1

SUBSIDIARIES OF GILLA INC.

Gilla Inc. (“Gilla” or the “Company”) has the following subsidiaries all of which (i) do business under the name under which they are organized and (ii) are included in the consolidated financial statements of the Company. The names of such subsidiaries are set forth below.

Subsidiary Name	Jurisdictions in which Incorporated	Percentage of Ownership
Gilla Enterprises Inc.	Canada (Ontario)	100%
Snoke Distribution Canada Ltd.	Canada (Ontario)	100%
Snoke Distribution USA, LLC(1)	USA (Florida)	100%
Gilla Operations, LLC	USA (Florida)	100%
Charlie’s Club, Inc.	USA (Florida)	100%

(1)Snoke Distribution USA, LLC is a 100% subsidiary of Snoke Distribution Canada Ltd.